                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                Final Amendment

                                       to

                                 SCHEDULE 14D-1
                             Tender Offer Statement
                          Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                                      and
                                 Amendment No. 1

                                       to

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                            ------------------------

                              DIGEX, INCORPORATED
                               (Subject Company)

                            ------------------------
                         INTERMEDIA COMMUNICATIONS INC.
                           DAYLIGHT ACQUISITION CORP.
                                   (Bidders)

                            ------------------------

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                            ------------------------
                                   253754105
                     (CUSIP Number of Class of Securities)

                            ------------------------

                               Robert M. Manning
                 Senior Vice President, Chief Financial Officer
                         Intermedia Communications Inc.
                             3625 Queen Palm Drive
                             Tampa, Florida  33619
                                 (813) 829-0011

 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES
                   AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                            ------------------------
                                    Copy to:

                            Ralph J. Sutcliffe, Esq.
                      Kronish, Lieb, Weiner & Hellman LLP
                            1114 Avenue of Americas
                         New York, New York 10036-7798
                                 (212) 479-6170

                                     Page 1
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                                 SCHEDULE 14D-1

                            ------------------------
                              CUSIP No. 253754105
                            ------------------------

------------------------------------------------------------------
 1  NAME OF REPORTING PERSONS:
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
    Daylight Acquisition Corp.
    Not Assigned
------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [_]
    (See Instructions)                                     (b) [_]
------------------------------------------------------------------
 3  SEC USE ONLY
------------------------------------------------------------------
 4  SOURCES OF FUNDS (See Instructions)
    AF
------------------------------------------------------------------
 5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(e) OR 2(f)                             [_]
------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
------------------------------------------------------------------
 7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,804,197 shares of Common Stock, $.01 par value
------------------------------------------------------------------
 8  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
    CERTAIN SHARES (See Instructions)                          [_]
------------------------------------------------------------------
 9  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7) 98.8%
------------------------------------------------------------------
10  TYPE OF REPORTING PERSON (See Instructions)
    CO
------------------------------------------------------------------

                                 SCHEDULE 14D-1

                              -------------------
                              CUSIP No. 253754105
                              -------------------

------------------------------------------------------------------
 1  NAME OF REPORTING PERSONS:
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
    Intermedia Communications Inc.
    59-291-3586
------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [_]
    (See Instructions)                                     (b) [_]
------------------------------------------------------------------
 3  SEC USE ONLY
------------------------------------------------------------------
 4  SOURCES OF FUNDS (See Instructions)
    WC
------------------------------------------------------------------
 5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(e) or 2(f)                             [_]
------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
------------------------------------------------------------------
 7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,804,197 shares of Common Stock, $.01 par value
------------------------------------------------------------------
 8  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
    CERTAIN SHARES (See Instructions)                          [_]
------------------------------------------------------------------
 9  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7) 98.8%
------------------------------------------------------------------
10  TYPE OF REPORTING PERSON (See Instructions)
    HC, CO
------------------------------------------------------------------

     This Amendment constitutes (a) the Final Amendment to the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission ("Commission") on June 11, 1997, as amended by Amendment No. 1 filed on June 26, 1997 and Amendment No. 2 filed on July 8, 1997 (the "Schedule 14D-1"), relating to a tender offer by Daylight Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Intermedia Communications Inc., a Delaware corporation ("Parent"), to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of DIGEX, Incorporated, a Delaware corporation (the "Company"), at $13.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 11, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which were filed as Exhibits to the Schedule 14D-1 and (b) Amendment No. 1 to the Schedule 13D (the "Schedule 13D") filed with the Commission as part of the Schedule 14D-1 on June 11, 1997. This Final Amendment to the Schedule 14D-1 and Amendment No. 1 to the Schedule 13D amends and supplements the Schedule 14D-1 and the Schedule 13D. Pursuant to General Instruction F to the Tender Offer Statement on Schedule 14D-1, this Final Amendment also constitutes a filing satisfying the reporting requirements of Section 13(d) of the Securities Exchange Act of 1934, as amended, with respect to Shares acquired by Purchaser pursuant to the Offer. Capitalized terms used herein and not defined herein have the meanings specified in the Offer to Purchase.

ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     Item 6 of the Schedule 14D-1 is hereby amended and supplemented as follows:

     (a) and (b) At 12:00 a.m., New York City time, on Wednesday, July 9, 1997, the Offer expired. Based on a preliminary count, approximately 11,804,197 Shares were tendered pursuant to the Offer, of which 29,652 were tendered pursuant to notice of guaranteed delivery. Such Shares constituted approximately 98.8% of the Shares outstanding (and approximately 77% of the Shares on a fully diluted basis). On July 10, 1997, prior to 8:30 a.m., all Shares validly tendered and not withdrawn prior to the expiration of the Offer were accepted for payment and Parent and Purchaser became the beneficial owner of 11,804,197 Shares, constituting approximately 98.8% of the Shares outstanding (and approximately 77% of the Shares on a fully diluted basis). A copy of the press release announcing the expiration of the Offer and the acceptance of validly tendered Shares is attached hereto as Exhibit 11(a)(11) and is incorporated herein by reference.


ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

11(a)(11) Press Release issued by Parent on July 10, 1997 announcing the expiration of the Offer and the acceptance for payment by Purchaser for all Shares validly tendered and not withdrawn pursuant to the Offer.

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                                  SIGNATURES

        After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                        INTERMEDIA COMMUNICATIONS INC.

                                        By: /s/ Robert M. Manning
                                            -----------------------------------
                                            Name: Robert M. Manning
                                            Title: Senior Vice President, Chief
                                            Financial Officer and Secretary


                                        DAYLIGHT ACQUISITION CORP.

                                        By: /s/ Robert M. Manning
                                            -----------------------------------
                                            Name: Robert M. Manning
                                            Title: President, Secretary and
                                                   Treasurer


Dated: July 10, 1997

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                                 EXHIBIT INDEX


EXHIBIT                                                                    PAGE
NO.                                    DESCRIPTION                          NO.
---         ----------------------------------------------------------      ---

11(a)(11)   Press Release issued by Parent on July 10, 1997 announcing the expiration of the Offer and the acceptance for payment by Purchaser for all Shares validly tendered and not withdrawn pursuant to the Offer.


                                       6